SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                            -----

                        Merriman Curhan Ford Group, Inc.
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                                (Name of Issuer)

                   Common Stock, Par Value $0.0001 Per Share
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                         (Title of Class of Securities)

                                    590419107
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                                 (CUSIP Number)

                                Barry L. Fischer
                               Thompson Coburn LLP
                              55 East Monroe Street
                                   Suite 3700
                                Chicago, IL 60603
                                 (312) 346-7500
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 August 10, 2010
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590419107
===============================================================================
1        NAMES OF REPORTING PERSON

         Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
===============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
         (See Instructions)                                              (b)|_|

===============================================================================
3        SEC USE ONLY


===============================================================================
4        SOURCE OF FUNDS (See Instructions)
         PF
         OO (1)

===============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

===============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

===============================================================================
                     7     SOLE VOTING POWER
                           2,653,148(2)(3)

 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 0
    EACH
 REPORTING           ==========================================================
   PERSON            9     SOLE DISPOSITIVE POWER
    WITH                   2,653,148 (2)(3)

                     ==========================================================
                           10 SHARED DISPOSITIVE POWER
                           0

===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,148 (2)(3)

===============================================================================
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.9%(3)

===============================================================================
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
         CO

---------------------

            (1) 42,857 shares issued as compensation for services to issuer.

            (2) Assumes the issuance of the Shares and August Warrant, each as discussed in Item 5 to this Amendment No. 2 to Schedule 13D.

            (3) All share numbers herein are adjusted to account for the one-for-seven reverse stock split which was effective August 16, 2010.

            (4) Based upon 2,009,506 shares of the Issuer's common stock issued and outstanding as of August 9, 2010, as reported on the Issuer's Form 10-Q for the quarterly period ended June 30, 2010.

            Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated August 10, 2009 as amended by the Amendment No. 1 to
Schedule 13D field on August 31, 2009 (the "Schedule 13D"). This Statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the
Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is hereby amended by adding thereto the following:

            The Reporting Person received an additional 42,857 shares of Common Stock of the Company on August 10, 2010 as compensation for service as Co-Chairman of the Board of Directors for the coming year (the "Compensatory Shares").

ITEM 4. PURPOSE OF TRANSACTION is hereby amended by adding thereto the following:

            The Compensatory Shares were awarded to the Reporting Person as compensation for service as Co-Chairman of the Board of Directors for the coming year.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended and restated in its entirety as follows:

            (a) All share numbers in this Item 5 are adjusted to account for the one-for-seven reverse stock split of the Company which was effective August 16, 2010. This statement relates to 2,562,773 shares of Common Stock which the Reporting Person has the right to acquire upon conversion of the Preferred Shares and exercise of the Warrant, the warrant issued on June 1 described in the Schedule 13D and the August Warrant (collectively, the "Warrants"), as well as 47,517 shares of Common Stock previously purchased by the Reporting Person on the open market, and the 42,857 Compensatory Shares referred to above.

Based on the Company's Form 10-Q for the quarterly period ended June 30, 2010, 2,009,506 shares of Common Stock were outstanding as of August 9, 2010. Therefore, the shares of Common Stock reported on this Schedule 13D (a total of 2,653,148 shares, including shares of Common Stock issuable upon conversion in full of the Preferred Shares and exercise in full of the Warrants) would represent approximately 56.9% of the Company's outstanding shares following such conversions and exercises.

            (b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock the Reporting Person has the right to acquire by virtue of owning the securities disclosed in this Schedule 13D.

            (c) In the 60 days prior to August 10, 2010, the Reporting Person has not effected any transactions in the Company's securities other than the acquisition of the Compensatory Shares. Since the filing of the Amendment No. 1 to Schedule 13D on August 31, 2009, the Reporting Person has purchased 1,125 shares of Common Stock in open market transactions, and acquired Preferred Shares convertible into 178,011 Shares of Common Stock, and August Warrants to purchase an additional 178,011 shares, in private transactions.

            (d) Not applicable.

            (e) Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 27, 2010


                                             /s/ Ronald L. Chez
                                             ---------------------------------
                                             Ronald L. Chez